

Steve Hall · 3rd

President + CEO at American Ultimate Disc League,

Charlotte, North Carolina · 500+ connections · Contact info

American Ultimate D
League, LLC
Emory University - G
Business School

Experience

Chief Executive Officer + Commissioner

American Ultimate Disc League, LLC · Full-time
Oct 2018 – Present · 2 yrs 1 mo
Charlotte, North Carolina Area

American Ultimate Disc League (www.theaudl.com) is the only professional Ultimate sports league in North America. We have 21 teams competing in four divisions: South, East, Midwest and West. Stadium is our primary media partner that distributes our Games of the Week.

AUDL logo.png

Co-Owner

Atlanta Hustle
Sep 2016 – Present · 4 yrs 2 mos
Atlanta, Georgia

Co-owner of Atlanta's professional Ultimate disc team in the AUDL (www.theaudl.com)

logo-rgb (2).png

Managing Partner
EHF Capital, LLC
Apr 2011 – Present · 9 yrs 7 mos
Charlotte, North Carolina Area

EHF provides capital and strategic support to priv
specialty chemical companies. Our family-sourced
with strong management teams, a proven track re

EHF Capital, LLC

Director, Investor Relations
Conversus Capital
2009 – Apr 2011 · 2 yrs
Charlotte, North Carolina Area

Managing Director
Citi Alternative Investments
2003 – 2008 · 5 yrs
Greater New York City Area

Show 2 more experiences

Education

Emory University - Goizueta Business Scho
MBA, Finance
1991 – 1993

Georgia Institute of Technology
B ChE, Chemical Engineering
1984 – 1988

Skills & Endorsements

Investor Relations · 9

Brian Kelly and 8 connections have given endorsements for this skill

Portfolio Management · 8

Matthew Jones and 7 connections have given endorsements

Hedge Funds · 8

Brian Kelly and 7 connections have given endorsements for th

Show more